Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended June 30,
	2011	2010	2009

Earnings:
Income (loss) before income taxes	$26,371	$(18,787)	$(81,180)
Unconsolidated affiliates' interests, net	-	-	-
Amortization of capitalized interest	10	61	46
Interest expense and other related financing costs	11,126	11,924	11,764
Interest portion of rent expense (1)	10,323	11,152	12,901
Adjusted earnings	$47,830	$4,350	$(56,469)

Fixed Charges:
Interest expense and other related financing costs	$11,126	$11,924	$11,764
Interest portion of rent expense (1)	10,323	11,152	12,901
Total fixed charges	$21,449	$23,076	$24,665

Ratio of earnings to fixed charges	2.23	0.19	(2.29)

(1) One-third of rent expense is considered representative of the interest factor within rent expense